Exhibit 99.1

PRESS RELEASE

VinFast Announces Date for the Release of 1Q24 Results

April 2, 2024 – VinFast Auto Ltd. (“VinFast” or the “Company”) today announced it will release its 1Q24 financial results before the market opens on April 17, 2024. On the same day, VinFast’s management will hold a live webcast to discuss the Company’s business performance and strategy. Details for the call are below:

-	What: VinFast Q1 2024 Financial Results and Q&A Webcast
-	When: Wednesday, April 17, 2024
-	Time: 8:00 a.m. Eastern Standard Time
-	Live webcast: https://edge.media-server.com/mmc/p/jy88a8z3

A replay of the webcast will also be made available on the Company’s website.

For additional information, please visit ir.vinfastauto.us.

Investor Relations	Email: ir@vinfastauto.com

Media Relations	Email: info@vinfastauto.com

About VinFast

VinFast (NASDAQ: VFS), a subsidiary of Vingroup JSC, one of Vietnam’s largest conglomerates, is a pure-play electric vehicle (“EV”) manufacturer with the mission of making EVs accessible to everyone. VinFast’s product lineup today includes a wide range of electric SUVs, e-scooters and e-buses. VinFast is currently embarking on its next growth phase through rapid expansion of its distribution and dealership network globally and increasing its manufacturing capacities, with a focus on key markets across North America, Europe and Asia. Learn more at www.vinfastauto.us.

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